FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of January 2002

FALCONBRIDGE LIMITED
(Translation of registrant's name into English)

Suite 1200, 95 Wellington Street West
Toronto, Ontario
M5J 2V4
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F ________ **Form 40-F** ____X____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ____X____ **No** ________

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): **82-3920**.

FALCONBRIDGE

Falconbridge Limited
Suite 1200, 95 Wellington Street West
Toronto, Canada M5J 2V4
Telephone 416/956-5700
Telex 065-24211 Rapifax 956-5757

FALCONBRIDGE RECORDS EARNINGS OF $16 MILLION IN 2001

Loss of $20.5 million recorded in fourth quarter

FOR IMMEDIATE RELEASE

January 30, 2002, TORONTO, Ontario – Falconbridge Limited today reported consolidated earnings of $16.0 million (2 cents per common share) for 2001, compared with earnings of $368.3 million ($2.01 per common share) for 2000.

Falconbridge President and Chief Executive Officer Øyvind Hushovd said, "Metal prices fell continuously during last year due to weak demand and seem to have hit their cyclical lows during the last quarter of the year. Since then, prices have improved as a result of market expectations of healthier demand later this year."

Revenues were $2,138.2 million in 2001, down $476.3 million from 2000 while operating income of $26.1 million declined by $509.6 million. Both decreases reflect significantly lower metal prices. In particular, Falconbridge's average realized price for nickel fell by 32% from U.S.$4.09 to U.S.$2.79 per pound. The Corporation's average realized prices for copper, zinc and cobalt fell by 17%, 20% and 30% respectively. Higher sales volumes more than offset lower average realized prices for precious metals, with revenues increasing by $37.7 million.

The annual earnings were adversely affected by an after-tax cost of $35.6 million (20 cents per common share) associated with the strike by the production and maintenance workers at the Corporation's Sudbury Operations (2000 - $54.8 million or 31 cents per share), without the impact of lost revenues. A tax benefit of $20.0 million (11 cents per common share) was recorded in 2001, compared with a tax benefit of $36.5 million (21 cents per common share) in 2000, and was related to the revaluation of the future tax liability due to the reduction in future tax rates in Ontario.

Cash generated from operations totaled $354.4 million, compared with $657.4 million for 2000. In 2001, the Corporation acquired Compañia Minera Lomas Bayas and Compañia Minera Boliden Westmin Chile Limitada for a net cash payment of $83.9 million. Capital expenditures and deferred project costs were $348.3 million for the year.

Excluding the debt acquired with Lomas Bayas, the net increase in borrowings was $124.5 million. During 2001, dividends totaling $82.8 million were paid.

Cash resources stood at $198.3 million at December 31, 2001. The net debt to net debt plus equity ratio increased to 42% from 34% last year due to the addition of the Lomas Bayas debt, the impact of lower metal prices and the strike at Sudbury Operations.

Fourth quarter results

In the fourth quarter of 2001, Falconbridge recorded a consolidated loss of $20.5 million (a loss of 13 cents per common share), compared with a profit of $40.9 million (21 cents per common share) for the same quarter of 2000. Fourth quarter earnings in 2000 were negatively affected by an after-tax expense of $30.6 million (17 cents per common share) associated with the strike at the Sudbury Operations.

Fourth quarter consolidated revenues of $513.7 million compare with $589.5 million for the same period of 2000, while an operating loss of $28.1 million compared with operating income of $57.0 million. Both decreases reflect lower average realized prices for Falconbridge's main metals. Nickel prices fell 34% from the same period last year while copper prices were 24% lower, zinc prices fell by 30% and cobalt prices fell by 43%. During the quarter, cash flow from operations was $91.7 million as compared to $79.1 million for the same period of 2000.

Operations

To provide better comparison of results of the segments, the 2001 presentation of reportable segments reflects changes in measurement of the contributions from the segments whereby income taxes, interest, exploration expenditures and non-controlling interests are not charged against any of the reportable segments. In addition, certain administrative expenses were re-aligned. Comparative amounts for 2000 have been restated to conform to the new presentation.

Nickel Operations

During the quarter, refined nickel production totaled 22,300 tonnes compared to 17,200 tonnes a year ago. Due to significantly lower metal prices and the shutdown of Falcondo, operating income was down during the quarter from $26.2 million a year ago to an operating loss of $13.1 million.

Integrated Nickel Operations (INO)

The Sudbury mines had a very good quarter and increased production from the corresponding quarter in 2000 by more than 6,000 tonnes to 8,200 tonnes of nickel. Production rates in the fourth quarter of 2000 were substantially impacted by the strike. Since full production resumed in February, the Sudbury mines have met their production targets and produced 25,200 tonnes of nickel in 2001 compared to 23,200 tonnes in 2000. Due to a revision of mining plans for the Lockerby and Fraser mines, Sudbury mine production is now planned at 27,000 tonnes of nickel in 2002.

Raglan operated at capacity during the quarter. Nickel production increased from 23,100 tonnes in 2000 to 24,600 tonnes in 2001. In 2002, nickel production is planned at 26,000 tonnes. The expected increase is basically due to higher ore grades.

During the quarter the Sudbury smelter operated without problems and achieved its highest quarterly production rate ever.

The Nikkelverk refinery operated close to capacity at an annual rate of 80,000 tonnes of nickel during the quarter. In 2001, with the shortage of feed from the Sudbury smelter due to the strike and lower deliveries of custom feed, annual nickel production totaled 68,200 tonnes. In 2002, with higher custom feed volumes from new long-term custom feed contracts and increases from the Sudbury smelter, refined nickel production is planned at 76,000 tonnes.

The INO's operating income for the three months ended December 31, 2001 was $4.4 million as compared to $12.5 million for the same period of 2000. The decrease is related to significantly lower metal prices, which were partially offset by higher sales volumes and higher precious metals revenues. The INO's operating income during the fourth quarter of 2000 was impacted by strike costs in the quarter of $43.4 million.

Falconbridge Dominicana, C. por A. (Falcondo)

As a result of the three month production shutdown that began on October 21st and operating problems experienced earlier in the year, Falcondo's annual nickel in ferronickel production was 21,700 tonnes, down from 27,800 tonnes in 2000. Production restarted as planned in late January 2002 and nickel production for the year is forecast at 24,000 tonnes.

Falcondo reported an operating loss of $17.5 million for the three months ended December 31, 2001 as compared to operating income of $13.6 million for the same period of 2000. The results reflect lower nickel prices, lower sales volumes and shutdown costs, partially offset by lower oil prices.

Copper Operations

During the quarter, mined copper production totaled 90,700 tonnes compared to 59,000 tonnes a year ago. Due to significantly lower metal prices, operating income was down from $58.0 million a year ago to $6.7 million.

Kidd Operations

Mine production was significantly higher for the quarter because of higher ore grades while metallurgical production during the quarter was similar to last year's levels. Copper blister output in 2001 increased by 6% to 132,100 tonnes, while copper cathode production rose 4% to 127,800 tonnes. Zinc plant production fell by 1,300 tonnes to 140,100 tonnes in 2001.

In 2002, copper in concentrate from the mine is expected to total 52,000 tonnes while zinc in concentrate is forecast at 91,000 tonnes. Copper cathode production in 2002 is estimated at 144,000 tonnes while production of zinc is estimated at 147,000 tonnes.

Kidd incurred an operating loss of $24.9 million for the three months ended December 31, 2001, compared to an operating loss of $0.7 million for corresponding quarter of 2000. The decrease is due to lower metal prices, lower sales volumes of Kidd mine metals and higher unit operating costs as a result of the rock movement in the No. 1 Mine a year ago.

Collahuasi
Collahuasi experienced another strong production quarter. Despite lower ore grades, production for the year was 4% higher than in 2000.

Falconbridge's share of Collahuasi's annual copper production totaled 193,100 tonnes, as compared to 186,100 tonnes in 2000. Falconbridge's share of cathode from the oxide plant reached 26,200 tonnes, while production of copper in concentrate was 166,900 tonnes. Falconbridge's share of total copper production in 2002 is forecast at 186,000 tonnes.

In December of 2001, the Collahuasi Board of Directors approved the transition of mining from the Ujina to the Rosario orebody. The related expansion of the concentrator has been delayed until market conditions improve and the outlook for the world economies and copper demand becomes clearer. However in 2002, the pre-stripping of the Rosario orebody will start, and engineering work on the expansion will continue. Falconbridge's share of the transition costs and engineering work related to the expansion of the mill is U.S.$140 million.

Falconbridge's share of Collahuasi's operating income for the three months ended December 31, 2001 was $28.8 million as compared to $58.7 million for the fourth quarter of 2000. The decrease reflects lower copper prices and lower sales volumes, partially offset by lower production costs.

Lomas Bayas
Lomas Bayas also recorded strong production levels during the quarter. Production for the year reached 56,300 tonnes of copper cathode compared to 50,900 tonnes in 2000. Copper production in 2002 is forecast at 58,000 tonnes. Lomas Bayas's operating income for the three months ended December 31, 2001 was $2.8 million.

Other developments
Effective December 31st, 2001 Falconbridge withdrew from the Gag Island Nickel Project. Falconbridge originally signed a joint venture agreement with BHP Billiton in June 2000 conditional on the satisfaction of a number of matters including the resolution of a forestry issue with the Indonesian Government. Following extensive deliberation and in the absence of a resolution to the forestry issue, Falconbridge decided to allow the current dates provided in the agreement to lapse and the agreement to terminate.

Also during the quarter, Falconbridge announced that surface exploration had discovered significant mineralization at Sudbury. Additional diamond drills are now operating on the property to further investigate these encouraging results.

An updated summary of mineral reserves and mineral resources for all of Falconbridge's operations is now available on our website – www.falconbridge.com – under Our Business/Growth/Reserves & Resources.

Dividend payments

On January 30, 2002 the Board of Directors declared dividends of 10 cents per Common Share payable February 25, 2002 to shareholders of record February 11, 2002 and of 2 cents per Preferred Share Series 1 payable March 1, 2002 to shareholders of record February 15, 2002. For Preferred Shares Series 2, a dividend of 36.72 cents per share was declared and is payable on March 1, 2002 to shareholders of record February 15, 2002.

This press release contains forward-looking statements regarding Falconbridge's nickel, copper, zinc and precious metals production levels, sensitivity of financial results to changes in metals prices and exchange rates and other costs, and other issues and aspects relating to its business and operations. Inherent in those statements are known and unknown risks, uncertainties and other factors well beyond Falconbridge's ability to control or predict. Actual results and developments may differ materially from those contemplated by these statements depending on, among others, such key factors as business and economic conditions in the principal markets for Falconbridge's products, the supply and demand for metals to be produced, deliveries, production levels, production and other anticipated and unanticipated costs and expenses, metals prices, premiums realized over London Metal Exchange cash and other benchmark prices, tax benefits, the Canadian – U.S. dollar and other exchange rates, the timing of the development of, and capital costs and financing arrangements associated with projects, the timing of the receipt of governmental and other approvals, political unrest or instability in countries where Falconbridge is active, risks involved in mining, processing and exploration activities, market competition and labour relations and other risk factors listed from time to time in Falconbridge's annual reports.

Note: All dollar amounts are expressed in Canadian dollars unless otherwise noted. Unaudited condensed consolidated financial statements are attached.

Log on to www.falconbridge.com to access Falconbridge's quarterly teleconference, which is being held at 10 a.m. EDST, January 31st, 2002.

- 30 -

For further information please contact:
Media:
Caroline Casselman
Director, Communications & Public Affairs
416-956-5781

Investor Relations:
Marguerite Manshreck-Head
Director, Investor Relations
416-956-5765

FALCONBRIDGE LIMITED

CONSOLIDATED STATEMENTS OF EARNINGS

(unaudited - in thousands of Canadian dollars)	Three months ended Dec. 31, 2001	Three months ended Dec. 31, 2000	Year ended Dec. 31, 2001	Year ended Dec. 31, 2000
Revenues	$ 513,688	$ 589,485	$ 2,138,249	$ 2,614,596
Operating expenses				
Costs of metal and other product sales	397,070	409,767	1,593,350	1,604,588
Selling, general and administrative	33,624	33,328	121,266	122,072
Amortization of development and preproduction expenditures	32,795	17,650	89,061	71,562
Depreciation and depletion	64,689	56,844	241,792	219,200
Exploration	11,568	11,254	39,530	45,815
Research and process development	6,101	12,426	16,919	27,971
Other (income)/expense	(4,046)	(8,740)	10,273	(12,247)
	541,801	532,529	2,112,191	2,078,961
Operating income (loss)	(28,113)	56,956	26,058	535,635
Interest	23,220	25,646	86,673	106,742
Earnings (loss) before taxes and non-controlling	(51,333)	31,310	(60,615)	428,893
Income and mining taxes (note 5)	(29,780)	(10,539)	(75,402)	52,643
Non-controlling interest in earnings of subsidiaries	(1,023)	996	(1,180)	7,977
Earnings (loss) for the period	$ (20,530)	$ 40,853	$ 15,967	$ 368,273
Dividends on preferred shares	3,127	3,002	12,038	11,795
Earnings (loss) attributable to common shares	$ (23,657)	$ 37,851	$ 3,929	$ 356,478
Basic and fully diluted earnings (loss) per common share	$ (0.13)	$ 0.21	$ 0.02	$ 2.01

FALCONBRIDGE LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(unaudited - in thousands of Canadian dollars)	Year ended Dec. 31, 2001 Number	Amount	Year ended Dec. 31, 2000 Number	Amount
Share capital				
Authorized				
Unlimited preferred shares				
Unlimited common shares				
Issued				
Common shares				
Balance, beginning of year	176,976,628	$ 2,176,612	176,970,900	$ 2,176,503
Issued pursuant to employee stock options	518	10	5,728	109
Balance, end of year	176,977,146	2,176,622	176,976,628	2,176,612
Preferred shares Series 1				
Balance, beginning and end of year	89,835	899	89,835	899
Preferred shares Series 2				
Balance, beginning and end of year	7,910,165	197,753	7,910,165	197,753
(Deficit)				
Balance, beginning of year		(34,966)		(320,133)
Earnings for the year		15,967		368,273
Dividends - Common shares		(70,790)		(70,790)
- Preferred shares		(12,038)		(11,795)
Stock option plan market growth option payments, net of taxes		(105)		(521)
Balance, end of year		(101,932)		(34,966)
Cumulative translation adjustment				
Balance, beginning of year and end of year		6,666		6,666
Total shareholders' equity		$ 2,280,008		$ 2,346,964

FALCONBRIDGE LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(unaudited - in thousands of Canadian dollars)	Dec. 31, 2001	Dec. 31, 2000
ASSETS		
Current		
Cash and cash equivalents	$ 198,315	$ 250,438
Accounts and metals settlements receivable	259,950	295,472
Inventories	460,891	487,521
Total current assets	919,156	1,033,431
Property, plant and equipment	2,924,779	2,656,745
Development and preproduction expenditures, net	1,062,897	1,006,901
Deferred expenses and other assets	162,628	112,918
Total assets	$ 5,069,460	$ 4,809,995
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Short-term debt	$ -	$ 22,503
Accounts payable and accrued charges	312,663	266,272
Income and other taxes payable	10,964	21,299
Long-term debt due within one year	113,133	83,466
Total current liabilities	436,760	393,540
Long-term debt	1,218,004	913,921
Collahuasi project debt	404,635	464,625
Lomas Bayas debt	131,549	-
Future income and mining taxes	216,922	313,056
Employee future benefits	248,271	257,719
Other long-term liabilities	103,265	88,913
Non-controlling interest	30,046	31,257
Total liabilities	2,789,452	2,463,031
Shareholders' equity	2,280,008	2,346,964
Total liabilities and shareholders' equity	$ 5,069,460	$ 4,809,995

FALCONBRIDGE LIMITED

EARNINGS (LOSS) CONTRIBUTIONS

	Three months ended Dec. 31		Year ended December 31	
(unaudited - in thousands of Canadian dollars)	2001	2000	2001	2000
Principal operations - (note 4)				
Integrated Nickel Operations (INO)	$ 4,439	$ 12,505	$ 84,606	$ 285,384
Falconbridge Dominicana, C. por A.	(17,499)	13,647	(18,175)	111,159
Nickel Operations	(13,060)	26,152	66,431	396,543
Kidd Creek Operations	(24,903)	(663)	(63,989)	34,933
Collahuasi	28,840	58,712	122,354	206,678
Lomas Bayas	2,804	-	7,618	-
Copper Operations	6,741	58,049	65,983	241,611
Corporate costs	(21,794)	(27,245)	(106,356)	(102,519)
Operating income (loss)	(28,113)	56,956	26,058	535,635
Interest	23,220	25,646	86,673	106,742
Income and mining taxes	(29,780)	(10,539)	(75,402)	52,643
Non-controlling interest in earnings of subsidiaries	(1,023)	996	(1,180)	7,977
Earnings for the period	(20,530)	40,853	15,967	368,273
Dividends on preferred shares	3,127	3,002	12,038	11,795
Earnings (loss) attributable to common shares	$ (23,657)	$ 37,851	$ 3,929	$ 356,478

FALCONBRIDGE LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited - in thousands of Canadian dollars)	Three months ended Dec. 31 2001	Three months ended Dec. 31 2000	Year ended Dec. 31 2001	Year ended Dec. 31 2000
Operating activities				
Earnings (loss) for the period	$ (20,530)	$ 40,853	$ 15,967	$ 368,273
Add (deduct) items not affecting cash				
Depreciation and depletion	64,689	56,844	241,792	219,200
Amortization of development and preproduction expenditures	32,795	17,650	89,061	71,562
Future income and mining taxes	(22,803)	(16,430)	(75,228)	(12,999)
Non-controlling interest in earnings of subsidiaries	(1,023)	996	(1,180)	7,977
Other	(17,526)	4,699	(2,642)	272
Contributions to pension fund in excess of expense	(13,292)	(3,898)	(9,452)	(10,353)
Cash provided by operating activities before working capital changes	22,310	100,714	258,318	643,932
Net change in receivables, inventories and payables	69,392	(21,573)	96,129	13,418
Cash provided by operating activities	91,702	79,141	354,447	657,350
Investing activities				
Capital expenditures and deferred project costs	(133,711)	(90,243)	(348,328)	(249,628)
Acquisition of Lomas Bayas	-	-	(100,729)	-
Cash acquired as part of Lomas Bayas acquisition	-	-	16,867	-
Proceeds on disposal of assets	129	240	571	2,050
Change in other assets	3,843	16,187	(16,584)	(24,999)
Cash used in investing activities	(129,739)	(73,816)	(448,203)	(272,577)
Financing activities				
Long-term debt, including current portion:				
Issued	212,077	76,734	486,320	353,704
Repaid	(297,147)	(105,355)	(339,366)	(525,326)
Short-term debt repaid	1,665	22,503	(22,503)	22,503
Dividends paid	(21,792)	(22,208)	(82,828)	(86,810)
Issue of common shares	-	-	10	109
Cash provided by (used in) financing activities	(105,197)	(28,326)	41,633	(235,820)
Cash (used in) provided during the period	(143,234)	(23,001)	(52,123)	148,953
Cash and cash equivalents, beginning of period	341,549	273,439	250,438	101,485
Cash and cash equivalents, end of period	$ 198,315	$ 250,438	$ 198,315	$ 250,438

FALCONBRIDGE LIMITED

PRODUCTION DURING THE PERIOD

(unaudited)	Three months ended Dec. 31,		Year ended Dec. 31,	
	2001	2000	2001	2000
Mine production (tonnes)				
Sudbury				
Nickel	8,195	2,038	25,226	23,234
Copper	8,946	929	22,858	20,990
Raglan				
Nickel	6,369	6,312	24,570	23,089
Copper	1,757	1,718	6,915	6,308
Falcondo				
Ferronickel	2,500	6,487	21,662	27,830
Kidd Mining Division				
Copper	13,842	10,909	42,340	54,926
Zinc	27,694	19,384	81,670	82,655
Silver (000's ounces)	1,086	665	2,865	2,437
Collahuasi				
Copper	51,341	45,493	193,135	186,073
Lomas Bayas				
Copper	14,778	-	24,702	-
Total mine output				
Nickel	17,064	14,837	71,458	74,153
Copper	90,664	59,049	289,950	268,297
Metal production (tonnes)				
Sudbury - Smelter output				
Nickel	15,755	9,563	54,892	47,439
Copper	5,773	2,543	17,892	15,160
Nikkelverk - Refinery output				
Nickel	19,828	10,673	68,221	58,679
Copper	8,403	4,649	26,722	25,307
Cobalt	1,070	501	3,314	3,431
Falcondo				
Ferronickel	2,500	6,487	21,662	27,830
Kidd Metallurgical Division				
Zinc plant output - zinc	35,904	34,539	140,073	141,375
Copper Cathode - refinery output	34,824	35,846	127,824	122,987
Blister Copper	36,366	35,592	132,100	124,529
Collahuasi				
Copper	7,056	6,602	26,180	25,579
Lomas Bayas				
Copper	14,778	-	24,702	-
Total refined output				
Nickel	22,328	17,160	89,883	86,509
Copper	65,061	47,097	205,428	173,873

FALCONBRIDGE LIMITED

SALES OF PRODUCTS AND AVERAGE REALIZED PRICES

	Three months ended Dec. 31		Year ended Dec. 31	
(unaudited)	2001	2000	2001	2000
Metal sales (tonnes, except precious metals and silver)				
Integrated Nickel Operations (INO)				
Nickel	18,630	12,413	64,219	60,556
Nickel purchased for resale	402	1,323	1,020	1,323
Total	19,032	13,736	65,239	61,879
Copper	11,647	5,510	34,514	43,538
Precious metal revenues ($ 000's)	40,042	35,623	191,053	153,317
Ferronickel	4,772	7,195	24,572	28,220
Kidd Creek Division				
Zinc (including metal in concentrate)	32,371	30,946	141,671	138,224
Copper (including metal in concentrate)	25,345	29,520	105,143	105,589
Silver (000's ounces)	781	539	3,256	2,097
Collahuasi				
Copper (including metal in concentrate)	48,007	51,793	191,858	197,659
Lomas Bayas				
Copper	14,266	-	27,415	-
Total Sales				
Nickel	23,804	20,931	89,811	90,099
Copper	99,265	86,823	358,930	346,786
Average prices realized (U.S.$ per pound, except silver)				
Nickel	$2.36	$3.59	$2.79	$4.09
Ferronickel	2.29	3.61	2.85	3.98
Copper	0.65	0.85	0.70	0.84
Zinc	0.38	0.54	0.44	0.55
Silver (U.S.$ per ounce)	4.35	4.87	4.39	5.03
Exchange rate before hedge (US$1=Cdn$)	$1.58	$1.52	$1.55	$1.48
Exchange rate after hedge (US$1=Cdn$)	$1.54	$1.51	$1.52	$1.49

FALCONBRIDGE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001

1. ACCOUNTING POLICIES

The unaudited interim period consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The preparation of the financial data is based on accounting policies and practices consistent with those used in preparation of the audited annual consolidated financial statements. These unaudited interim period consolidated financial statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Corporation's 2000 Annual Report.

2. CHANGE IN ACCOUNTING POLICIES

For 2001, the Corporation adopted the new Canadian Institute of Chartered Accountants (CICA) accounting standards, Section 1751 "Interim Financial Statements" and Section 3500 "Earnings per Share" ("EPS"), retroactively with restatement of the prior year. Section 3500 requires the use of the treasury stock method to compute the dilutive effect of stock options. The adoption of the new standard for EPS did not have a material impact on the calculation of earnings per share.

3. ACQUISITION

On July 26, 2001 Falconbridge acquired all of the issued and outstanding shares of Compañia Minera Lomas Bayas (Lomas Bayas) and Compañia Minera Boliden Westmin Chile Limitada for cash consideration of $100.7 million. The results of operations have been included in the consolidated financial statements from that date. Lomas Bayas is engaged in the exploration for, and mining of copper in Chile.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

Cash and cash equivalents	16,867
Other current assets	23,637
Capital assets	220,601
Future income and mining taxes	17,777
Intangibles	7,363
Other non-current assets	3,486
Total assets acquired	289,731
Current portion of long-term debt	(23,566)
Other current liabilities	(25,719)
Long-term debt	(138,187)
Other long-term liabilities	(1,530)
Total liabilities assumed	(189,002)
Net assets acquired	100,729

The intangible assets represent water rights with an indefinite life that are not subject to amortization. Falconbridge also has the right to retain the Fortuna de Cobre copper deposit by making a payment of U.S.$15 million before July 26, 2006.

4. SEGMENTED INFORMATION

The 2001 presentation of reportable segments reflects changes in measurement of the contributions from the segments whereby income taxes, interest, exploration expenditures and non-controlling interests are not charged against any of the reportable segments. In addition, certain administrative expenses were re-aligned. Comparative amounts for 2000 have been restated to conform to the new presentation.

	Nickel		Copper				
(MILLIONS)	INO	Falcondo	Kidd Creek	Collahuasi	Lomas Bayas	Corporate and other	Total
Quarter ended December 31, 2001							
Ownership	(100%)	(85.26%)	(100%)	(44%)	(100%)	(100%)	
Revenues	$ 245	$ 37	$ 113	$ 86	$ 32	-	$ 513
Operating income (loss)	5	(17)	(25)	28	3	(22)	(28)
Depreciation, depletion and amortization	50	2	21	19	6	-	98
Property,plant & equipment	1,348	121	895	1,380	231	13	3,988
Capital expenditures & deferred projects costs	41	7	65	7	2	11	133
Quarter ended December 31, 2000							
Ownership	(100%)	(85.26%)	(100%)	(44%)		(100%)	
Revenues	$ 230	$ 88	$ 149	$ 123	-	-	$ 590
Operating income (loss)	13	13	-	59	-	(28)	57
Depreciation, depletion and amortization	37	2	18	18	-	-	75
Property,plant & equipment	1,402	104	809	1,331	-	18	3,664
Capital expenditures & deferred projects costs	31	3	23	4	-	30	91
Year ended December 31, 2001							
Ownership	(100%)	(85.26%)	(100%)	(44%)	(100%)	(100%)	
Revenues	$ 969	$ 237	$ 505	$ 366	$ 61	$ 0	$ 2,138
Operating income (loss)	85	(18)	(64)	122	8	(107)	26
Depreciation, depletion and amortization	160	12	75	74	10	-	331
Property,plant & equipment	1,348	121	895	1,380	231	13	3,988
Capital expenditures & deferred projects costs	99	23	162	29	2	33	348
Year ended December 31, 2000							
Ownership	(100%)	(85.26%)	(100%)	(44%)		(100%)	
Revenues	$ 1,218	$ 367	$ 579	$ 451	-	-	$ 2,615
Operating income (loss)	286	111	35	207	-	(103)	536
Depreciation, depletion and amortization	138	11	72	70	-	-	291
Property,plant & equipment	1,402	104	809	1,331	-	18	3,664
Capital expenditures & deferred projects costs	101	28	67	21	-	33	250
Principal base of operations	Canada	Dominican Republic	Canada	Chile	Chile	Canada	

5. INCOME AND MINING TAXES

The tax provision includes a tax benefit of $20.0 million (2000 - $36.5 million) relating to the revaluation of the future tax liability due to the reduction in future tax rates in Ontario.

6. LONG-TERM DEBT

In December 2001, the Corporation issued $175.0 million of debentures in the Canadian public market, with a coupon rate of 8.5% and maturing after seven years. These debentures, which may be redeemed prior to maturity at the Corporation's option, were issued under a shelf prospectus which provides for the issuance, from time-to-time, during a two-year period, of debt securities of up to U.S.$600.0 million.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FALCONBRIDGE LIMITED
(Registrant)

January 30, 2002 By: \ P.D. Lafrance \
P.D. Lafrance – Assistant Secretary